Extraordinary General Meeting in Forward Pharma A/S

PROXY/VOTING BY CORRESPONDENCE FORM

for use at the extraordinary general meeting in Forward Pharma A/S on Wednesday 2 August 2017, at 2:00 pm (CET).

Name: ____

Address: ____

(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A) ☐ Proxy is granted to a named third party ***(deadline Tuesday 1 August 2017 end of day (CET))***:

Name: ____

Address: ____

(Please use CAPITAL LETTERS)

or

B) ☐ Proxy is granted to the board of directors (with a right of substitution) to vote in accordance with the board of directors' proposals as set out in the table below ***(deadline Tuesday 1 August 2017 end of day (CET))***.

or

C) ☐ Check-the-box Proxy is granted to the board of directors (with a right of substitution) to vote as stated below. Please check off the boxes "FOR", "AGAINST" or "ABSTAIN" to indicate your vote ***(deadline Tuesday 1 August 2017 end of day (CET))***.

or

D) ☐ Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes "FOR", "AGAINST" or "ABSTAIN" to indicate your vote ***(deadline Tuesday 1 August 2017 end of day (CET))***.

Agenda
The complete agenda is included in the notice to convene the extraordinary general meeting.

If the votes attaching to a shareholder's shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

AGENDA ITEMS		FOR	AGAINST	ABSTAIN	RECOMMENDATION FROM THE BOARD
(a)	**Proposal to decrease the share capital at a premium rate and payment of the proceeds to the shareholders, cf. the Danish Companies Act, section 188, subsection 2, subsection 1(2)**	☐	☐	☐	FOR
	(Indicate votes if cast differently (no. of shares)):	___	___	___	
(b)	**Any other business**				

The proxy applies to all business being transacted at the extraordinary general meeting. In the event that new proposals are submitted, including amendment proposals, the proxy holder will vote on your behalf according to his/her best belief. Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original.

If the form is only dated and signed, it will be considered a proxy to the board of directors to vote in accordance with the recommendations of the board of directors as stated above.

If the form is only partially completed, votes will be cast in accordance with the recommendations of the board of directors as stated above with respect to the non-ticked off boxes.

The proxy/voting by correspondence is valid for the number of shares that the undersigned holds on the record date, Wednesday 26 August 2017 end of day (CET), as calculated based on (i) the number of shares registered in the company's register of shareholders and (ii) notifications of ownership received by the company but not yet registered in the company's register of shareholders.

Date: ____________ 2017

_______________________________ _______________________________

Name: Name:

Title: Title:

The dated and signed form, if used as a proxy (box A-C above) or for written votes (voting by correspondence)(box D above), must reach Forward Pharma A/S no later than ***Tuesday 1 August 2017 end of day (CET)*** *either by email (art@forward-pharma.com) or by ordinary mail.*